Flamel Technologies Announces Expanded Partnership Relations; First Quarter Results

LYON, France – May 9, 2011 – Flamel Technologies (Nasdaq: FLML) today announced its financial results for the first quarter of 2011.  Highlights since the Company’s last conference call include:

•
Entering into licensing agreements for two controlled release formulations of molecules with a leading specialty pharmaceuticals company.  Flamel will receive $3 million upfront, as well as eventual development milestones and royalties upon sale of the product.

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Flamel has also entered into another license agreement with a separate specialty pharmaceutical company to develop a controlled-release Micropump formulation of a drug that is currently marketed by that company.  Flamel will receive $500,000, and is eligible to receive a development milestone and costs of development as well as a royalty on net product sales upon eventual commercial launch of the product.

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Flamel has begun a new initiative to enter joint development agreements with companies developing very promising new molecules, with the potential of significantly higher financial returns for Flamel, if successful.

•	Flamel continues to work to protect its technology and Coreg CR.

For the first quarter 2011, Flamel reported total revenues of $6.8 million versus $8.1 million in the year-ago period.  License and research revenues during the first quarter of 2011 were $3.2 million versus $3.4 million in the first quarter 2010.    Product sales and services, relating to the supply of Coreg CR which the Company has continued to furnish to GSK while a new supply arrangement is being negotiated, were $1.6 million in the first quarter of 2011, versus $2.3 million in the year-ago quarter.  Other revenues in the first quarter 2011, consisting primarily of royalty revenues from GSK related to sales of Coreg CR, were $1.9 million as compared to $2.3 million in the year-ago quarter.

Operational expenses in the first quarter 2011 were $11.7 million versus $12.1 million in the year-ago quarter.  Costs of goods and services sold in the quarter were $1.4 million, as compared to $1.9 million in the first quarter of 2010.  Costs and expenses of Flamel's research and development were $7.8 million during the quarter, compared to $7.3 million in the first quarter of 2010.  SG&A expenses during the first quarter of 2011 were $2.5 million versus $2.9 million in the year-ago quarter.

Net loss for the first quarter 2011 was ($4.9) million as compared to a net loss of ($4.0) million in the first quarter of 2010.   Net loss per share (basic and diluted) for the first quarter of 2011 was ($0.20), compared to a net loss per share (basic and diluted) in the year-ago period of ($0.17).  Cash and marketable securities at the end of the first quarter totaled $26.0 million, which figure does not include the amount received from the license agreements with the specialty pharmaceutical companies highlighted above.

“We are very pleased to have signed license agreements with two separate specialty pharmaceutical companies to develop a total of three molecules using the Company’s Micropump platform,” commented Stephen H. Willard, chief executive officer of Flamel Technologies.  “The Micropump platform continues to enjoy strong competitive advantages versus a largely commoditized field of oral drug delivery technologies.  We believe that these advantages may be used to create medicines that address unmet medical needs, while also creating differentiated products which are superior to generics.”

Mr. Willard continued:  “Our revenues in the first quarter were lower than expected, as we were able to sign licence agreements in April 2011, rather than in the first quarter.   We believe our results and financial position to be strong, but we remain unable to anticipate the quarter to quarter timing of our revenues, given the requirements of our partners.  We also have taken strong action to protect our intellectual property, particularly with regard to Coreg CR, and we will continue to take action when our partners decide not to do so.”

Mr. Willard also said: “While we now have signed more than twenty-five agreements with, among others, nine of the largest pharmaceutical companies in the world,  we  believe that there are further economic benefits to Flamel of working with early stage companies in the joint development of promising molecules.  We believe it is a cost effective way potentially to earn high levels of royalties and milestones through licensing agreements with large pharma. This strategy is additive to our existing business model, as we will work to identify strong early stage molecules that benefit from Flamel’s Medusa Technology, while continuing to be a strong partner of choice for the pharmaceutical industry as a whole.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel's Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

A conference call to discuss earnings is scheduled for 8:30 AM EDT May 9, 2011. The dial-in number (for investors in the U.S. and Canada) is 1-877-856-1968. The conference ID number is 1325512.  International investors are invited to dial (1) 719-325-4774.  The webcast of the conference call will be available on the Company’s website: www.flamel.com.

Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:            + 33 (0) 4 7278-3434
Fax:                      + 33 (0) 4 7278-3435
Marlio@flamel.com

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms.  All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements.  All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances.  These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.  All forward-looking statements included in this release are based on information available at the time of the release.  We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended March 31,
	2010	2011
Revenue:
License and research revenue	$3,441	$3,214
Product sales and services	2,305	1,624
Other revenues	2,341	1,926
Total revenue	8,087	6,764
Costs and expenses:
Cost of goods and services sold	(1,925)	(1,371)
Research and development	(7,261)	(7,758)
Selling, general and administrative	(2,931)	(2,526)
Total	(12,117)	(11,655)

Profit (loss) from operations	(4,030)	(4,891)

Interest income net	112	128
Foreign exchange gain (loss)	14	(240)
Other income (loss)	3	99

Income (loss) before income taxes	(3,901)	(4,904)
Income tax benefit (expense)	(123)	(23)
Net income (loss)	$(4,024)	$(4,927)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.17)	$(0.20)
Diluted earnings (loss) per share	$(0.17)	$(0.20)

Weighted average number of shares outstanding (in thousands) :

Basic	24,343	24,646
Diluted	24,343	24,646